

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03026955

No Act
P.E. 4-24-03
1096050

July 10, 2003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/10/2003

Kevin S. Woltjen
Woltjen Law Firm
4144 North Central Exprwy., Ste. 410
Dallas, TX 75204

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

Dear Mr. Woltjen:

This is in response to your letter dated April 24, 2003 concerning the shareholder proposal submitted to Global Entertainment by Steven G. Finn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steven G. Finn
2609 S. 156th Circle
Omaha, NE 68130

WOLTJEN
LAW FIRM

4144 NORTH CENTRAL EXPRWY., STE. 410
DALLAS, TEXAS 75204

TELEPHONE: 214-742-5555
FACSIMILE: 214-742-5545
E-MAIL: woltjenlaw@woltjenlaw.com


RECEIVED
PROCESSING
184
SECTION

April 24, 2003

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

As counsel to Global Entertainment Holdings/Equities, Inc. (the "Company"), we are writing to seek confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal and supporting statement (together, the "Proposal") submitted to the Company in a December 13, 2002 letter from Steven G. Finn ("Proponent"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter; and
2. Proponent's December 13, 2002 letter to the Company which includes the Proposal (attached as Exhibit A).

The Company expects to file its definitive Proxy Materials in mid-July 2003 and intends to omit the Proposal for the reasons set forth herein.

In addition to the Company's intention to exclude the Proposal as discussed above, the Company proposes to exclude from the Proxy Materials the Proponent's supporting statement. These exclusions are permitted by Rule14a-8(i)(3) under the 1934 Act, as well as Commission precedent.

Rule 14a-8(i)(3) Violation of Proxy Rules

The supporting statement of the Proposal is contrary to the Commission's proxy rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

The supporting statement in the Proposal includes statements which directly or indirectly make charges concerning improper, illegal or immoral conduct without factual foundation. In Idacorp, Inc., a company successfully excluded a proposal as "false, misleading and without any basis of fact" in which it argued that the proponent had wrongfully accused it of conspiracy by stating potential merger partners were in a conspiracy to deceive shareholders. Idacorp, Inc., 2001 SEC No-Act. LEXIS 29 (Jan. 9, 2001).

The Proposal states that "the current Board refused to include this proposal at the annual meeting of shareholders in 2002." However, Proponent did not submit any proposal to the Company in the manner required for the 2002 annual meeting of its shareholders and in fact has never submitted a proposal.

For the reasons stated above, the Proposal may be excluded under Commission precedent and the authority of Rule 14a-8(i)(3), which provides that an issuer may omit a proposal from its proxy material if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Conclusion

For all of the above reasons, it is our opinion that the Proposal may properly be excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders. On behalf of the Company, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding exclusion of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 742-5555.

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to exclude the Proposal from the Company's Proxy Materials.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and self-addressed envelope provided herein.

Sincerely,



Woltjen Law Firm

cc: Steven G. Finn

December 13, 2002

To the Board of Directors of Global Entertainment Holdings/Equities, Inc.:

Mr. Steven Finn and S.F. Investments, Inc, a Shareholder, which represents approximately 92,000 shares which represents $17,000 worth, request the following proposal to be included on the agenda for the next annual meeting of the shareholders. As specified in the December 31, 2001 10KSB, the deadline for submission of shareholder proposals is December 15, 2002. More specifically the clause reads, "Proposals of shareholders that are intended to be presented at the Company's next Annual Meeting must comply with the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under Regulation 14A of the Securities Exchange Act of 1934, and must be received by the Company no later then December 15, 2002 in order to be included in the proxy statement and proxy relating to the meeting.

In accordance with Rule 14a-8 of the Securities and Exchange Commission, I Steven Finn and S.F. Investments, Inc. meet the eligibility requirement as follows:

1. I have held more than $2000 in market value and over 1% of the Company's securities entitled to be voted on for at least one year prior to this date and will continue to hold the required number of these securities until the next annual meeting of the shareholders.
2. I have submitted only one proposal.
3. My proposal is within the 500-word limit.
4. I am submitting this proposal prior to the deadline specified in the 2001 10KSB filed with the S.E.C.
5. My shares are held both in street-name at Perlman Carley and Assoc. and in certificate form.

PROPOSAL: ***To amend the Company's Articles of Incorporation and Bylaws to allow for cumulative voting of its common shares for the election of directors.***

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE MEETING

A vote in favor of this proposal will avoid excessive management control of the Board of Directors and allow for minority shareholder representation on the Board. Cumulative voting allows minority shareholders the opportunity to elect Board members by applying all of their shares to a particular Board member. For example, if a group owned or controlled 25% of the stock in a company then, pursuant to cumulative voting, that group would be able to elect 25% of the Board members elected to that Board. In contrast and under the current voting policy, each shareholder can cast all their votes for each board member and if an individual or group controls over 50% of the issued and outstanding stock, then they can elect the entire board slate. The current Board refused to include this proposal at the annual meeting of shareholders held in 2002

If you have any questions regarding my proposal, you can contact me at 402-660-5144.

Sincerely,



Steven G. Finn

EXHIBIT

tabbles'

A

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

The proposal relates to amending the company's bylaws to allow for cumulative voting in the election of directors.

We are unable to concur in your view that Global Entertainment may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "The current Board refused . . ." and ends ". . .shareholders held in 2002." Accordingly, we will not recommend enforcement action to the Commission if Global Entertainments omits only this portion of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,



Grace K. Lee
Special Counsel